# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VolitionRX Ltd, CIK 0000093314
CUSIP: 928661107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1489 West Warm Springs Road, Suite 110, Henderson, Nevada (NV), 89014
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-26-007137
Filed by CIK 0001632108

## Reporting persons
- Lagoda Investment Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 17,070,103; shared voting power 0; sole dispositive power 17,070,103; shared dispositive power 0; aggregate amount beneficially owned 17,070,103 (10.7% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: VolitionRX Ltd
Address of issuer's principal executive offices: 1489 West Warm Springs Road Suite 110 Henderson NV 89014

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G/A (as amended, this "Schedule 13G") is being filed by Lagoda Investment Management, L.P. (the "Reporting Person"). The Reporting Person serves as the investment manager to certain managed accounts(the "Accounts") and possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by the Accounts. The general partner of the Reporting Person is Lagoda Investment Management, LLC, a Delaware limited liability company (the "General Partner"). Fatima Dickey, as the sole member of the General Partner, possesses the voting and dispositive power with respect to all securities beneficially owned by the Reporting Person. As of March 31, 2026, the Accounts held (i) 16,149,000 shares of common stock, par value $0.001 per share (the "Common Stock"), and (ii) warrants to purchase 921,103 shares of Common Stock at an exercise price of $0.60 per share. Based on information disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on March 31, 2026, there were 158,481,243 shares of Common Stock outstanding as of March 26, 2026. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person beneficially owns 17,070,103 shares of Common Stock, including shares of Common Stock underlying warrants held in the aggregate by the Accounts.
Address of principal business office or, if none, residence: The address for the Reporting Person is 3 Columbus Circle, New York, NY 10019.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 17,070,103.00
Percent of class: 10.7
Sole power to vote or to direct the vote: 17,070,103.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,070,103.00
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lagoda Investment Management, L.P.: /s/ Jason A. Ozone, Chief Financial Officer & Chief Compliance Officer (05/15/2026)